SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13E-3/A
(AMENDMENT NO. 2)

TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13E-3 THEREUNDER

MAXCO, INC.
(Name of Issuer)

MAXCO, INC.
MAX A. COON
ERIC L. CROSS
(Name of Person(s) Filing Statement)

COMMON STOCK
(Title of Class of Securities)

577723109
(Cusip Number of Class of Securities)

Max A. Coon
President and Chief Executive Officer
Maxco, Inc.
1005 Charlevoix Dr., Suite 100
Grand Ledge, Michigan 48837
(517) 627-1734
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

J. Michael Warren, Esq.
J. M. Warren Law Offices, P.C.
2161 Commons Parkway
Okemos, Michigan 48864
(517) 349-8600

This statement is filed in connection with (check the appropriate box):

a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☒ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee
$48,750	$9.75 (1)
______________
(1) Previously paid.

* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer  price of $7.50 per share for the eligible shares of Common Stock, multiplied by 6,500, the estimated maximum number of shares to be purchased in the offer.

☐Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Filing Party: N/A
Form or Registration No.: N/A
Date Filed: N/A

This Amendment No. 2 (this "Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") amends and supplements the Schedule 13E-3 filed by Maxco, Inc. (the "Company"), Max A. Coon and Eric L. Cross (the Company and Messrs. Cross and Coon collectively referred to as “Filing Persons”) on March 30, 2007, as amended and supplemented on April 27, 2007, relating to the Company’s offer to purchase for cash (the "Offer") all shares of the Company's common stock (the "Shares" or "Common Stock"), held by shareholders that own 99 or fewer Shares as of the close of business on March 23, 2007. The Offer, which expired on May 31, 2007, was made upon and subject to the conditions set forth in an offer to purchase (“Offer to Purchase”), and in the related Letter of Transmittal, each dated March 30, 2007, as amended and supplemented on April 27, 2007, which Offer to Purchase and Letter of Transmittal were previously attached to the Schedule 13E-3 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as amended and supplemented by Exhibit (a)(1)(iii) on April 27, 2007.

This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-3(d) promulgated under the Securities Exchange Act of 1934, as amended, which requires a final amendment to the Schedule 13E-3 to be filed to report the results of the Offer.

Items 1 through 15 of the Schedule 13E-3, which incorporate by reference the information contained in the Offer to Purchase, are amended as follows:

The Offer expired at 5:00 p.m. New York time, on May 31, 2007. Based on the final count by the Depository for the Offer, 4,396 shares of Common Stock were properly tendered. The Company will purchase all 4,396 shares of Common Stock at a purchase price of $7.50 per Share.

The Company intends to terminate registration of its common stock, and its series three preferred stock, under the  Securities Exchange Act of 1934, as amended, and become a non-reporting company as it has fewer than 300  holders of record of common stock, and no holders of record of series three preferred stock. Consequently, the  Company will no longer file periodic reports with the Securities and Exchange Commission, including annual  reports on Form 10-K and quarterly reports on Form 10-Q, and will not be subject to the SEC’s proxy rules.  However, the Company intends to continue to hold an annual meeting of shareholders and to provide certain  financial information to its shareholders.

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2007

MAXCO, INC.

By:	/s/ Max A. Coon

Name: Max A. Coon Title: President and Chief Executive Officer

By:	/s/ Max A. Coon

Max A. Coon

By:	/s/ Eric L. Cross

Eric L. Cross